Form 4
United States Securities and Exchange Commission, Washington, DC 20549

Statement of Changes in Beneficial Ownership

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940






1. Name and Address of Reporting Person:
Dimick, Charles, D.
c/o DDi Corp., 1220 Simon Circle, Anaheim, CA  92806

2. Issuer Name & ticker or trading symbol:
DDi Corp. - DDIC

3. IRS or Social Security Number of Reporting Person (Voluntary) n/a

4. Statement for Month/Year:
11/30/00

5. Relationship of Reporting Person(s) to Issuer:
Director
Officer (Chairman)

6. If Amendment, Date of Original
n/a

7. Individual or Joint/Group Filing
Form filed by One Reporting Person





Table I - Non-Derivative Securities Beneficially Owned

Title of Security: Common Stock
Transaction Date: 11/30/01
Transaction Code: S
Amount: 250,000
Securities Acquired or Dispose of: D (Disposed)
Price: $10.67
Amount of Securities Beneficially Owned at End of Month: 252,339 (1) Ownership Form Direct or Indirect: D (Direct)
Nature of Indirect Beneficial Ownership: n/a

Title of Security: Common Stock
Transaction Date: n/a
Transaction Code: n/a
Amount: n/a
Securities Acquired or Dispose of: n/a
Price: n/a
Amount of Securities Beneficially Owned at End of Month: 7,802 (2) Ownership Form Direct or Indirect: I (Indirect)
Nature of Indirect Beneficial Ownership: Minor Child

Title of Security: Common Stock
Transaction Date: n/a
Transaction Code: n/a
Amount: n/a
Securities Acquired or Dispose of: n/a
Price: n/a
Amount of Securities Beneficially Owned at End of Month: 454,546 (1) (2) (3) Ownership Form Direct or Indirect: I (Indirect)
Nature of Indirect Beneficial Ownership: Dimick 2001, LLC




Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

Title of Derivative Security: Series L Options
Conversion or Exercise Price of Derivative Security: $12.64
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 10/31/00
Expiration Date: 7/23/08
Title of Underlying Securities: Common Stock
Amount or Number of Shares of Underlying Securities: 142,725
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 142,725 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Series B Options
Conversion or Exercise Price of Derivative Security: $21.79
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 10/31/00
Expiration Date: 7/23/08
Title of Underlying Securities: Common Stock
Amount or Number of Shares of Underlying Securities: 5,972
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 5,972 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Series A Options
Conversion or Exercise Price of Derivative Security: $0.56
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 10/31/00
Expiration Date: 7/23/08
Title of Underlying Securities: Common Stock
Amount or Number of Shares of Underlying Securities: 11,548
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 11,548 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Warrants
Conversion or Exercise Price of Derivative Security: $21.79
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 4/11/00
Expiration Date: 7/23/08
Title of Underlying Securities: Common Stock
Amount or Number of Shares of Underlying Securities: 26,575
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 26,575 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Series C Options
Conversion or Exercise Price of Derivative Security: $14.00
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 4/14/04 (4)
Expiration Date: 4/14/10
Title of Underlying Securities: Common Stock
Amount or Number of Shares of Underlying Securities: 50,000
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 50,000 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Series D Options
Conversion or Exercise Price of Derivative Security: $12.00
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 4/25/04 (4)
Expiration Date: 4/25/10
Title of Underlying Securities: Common stock
Amount or Number of Shares of Underlying Securities: 46,000
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 46,000 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Series F Options
Conversion or Exercise Price of Derivative Security: $17.26
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 4/17/05 (4)
Expiration Date: 4/17/11
Title of Underlying Securities: Common stock
Amount or Number of Shares of Underlying Securities: 80,000
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 80,000 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Forward Contract (Right to Sell)
Conversion or Exercise Price of Derivative Security: (5)
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 8/30/04
Expiration Date: 8/30/04
Title of Underlying Securities: Common stock
Amount or Number of Shares of Underlying Securities: 100,000
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 1 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Call Option (Obligation to Sell)
Conversion or Exercise Price of Derivative Security: $40.45
Transaction Date: 11/17/01
Transaction Code: J(6)
Number of Derivative Securities Acquired or Disposed of: 1 (3) - D (Disposed) Date Exercisable: 1/28/09
Expiration Date: 1/28/09
Title of Underlying Securities: Common stock
Amount or Number of Shares of Underlying Securities: 454,546
Price of Derivative Security: $2,118,184
Number of Derivative Securities Beneficially Owned at End of Month: 1 (3) Ownership Form of Derivative Securities Direct or Indirect: I (Indirect) Nature of Indirect Beneficial Ownership: Dimick 2001, LLC

Title of Derivative Security: Put Option (Right to Sell)
Conversion or Exercise Price of Derivative Security: $9.95
Transaction Date: 11/17/01
Transaction Code: P
Number of Derivative Securities Acquired or Disposed of: 1 (3) - A (Acquired) Date Exercisable: 1/28/09
Expiration Date: 1/28/09
Title of Underlying Securities: Common stock
Amount or Number of Shares of Underlying Securities: 454,546
Price of Derivative Security: $2,118,184
Number of Derivative Securities Beneficially Owned at End of Month: 1 (3) Ownership Form of Derivative Securities Direct or Indirect: I (Indirect) Nature of Indirect Beneficial Ownership: Dimick 2001, LLC


Explanation of Responses:

Mr. Dimick is a Director of DDi Corp. and its Chairman.

(1) Since the reporting person's last report, 445,456 shares previously held directly have been contributed to Dimick 2001, LLC.

(2) Since the reporting person's last report, 4,545 shares previously held by the reporting person's minor child have been contributed to DImick 2001, LLC.

(3) The reporting person is a manager of the limited liability company that owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuiniary interest therein.

(4) Options vest in installments over four years beginning on the first anniversary of award.

(5) On August 30, 2001, Mr. Dimick entered into a transaction pursuant to which he received a cash advance of $1,118,520 against a future sale of up to 100,000 shares of Common Stock of DDi Corp. (the "Shares"), in the form of a variable rate forward contract (the "Contract"). Pursuant to the Contract, Mr. Dimick must sell all of the Shares to the Payor on August 30, 2004 if the per share price is $12.58 or less. If the per share price on that date is more than $12.58, Mr. Dimick must sell a certain amount of Shares to the Payor. The exact number of Shares that must be sold to the Payor will be based upon a sliding scale formula and will vary depending on the share price on August 30, 2004; however, the minimum number of Shares to be sold is 56,251, if the price per share is $22.37 or higher.

(6) Dimick 2001, LLC entered into a "zero-cost collar" arrangement pursuant to which it wrote a covered call option and purchased a put option. Only one of the options can be in the money on the expiration date, at which time the in-the-money option will be exercised, and the other option will expire.
If neither option is in the money on the expiration date, both options will expire.



Signature of Reporting Person: Charles D. Dimick
Date: 12/10/01





Intentional misstatements or omissions of facts constitute
Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for Procedure Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the form displays a currently valid OMB Number.